Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on the Forthcoming Presentation regarding the Annual Results and Dividend Distribution of China Southern Airlines Company Limited”, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

14 April 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air            Stock Code: 600029            Notice No.: Lin 2020-020

ANNOUNCEMENT ON THE FORTHCOMING PRESENTATION

REGARDING THE ANNUAL RESULTS AND DIVIDEND DISTRIBUTION

OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important Notice:

•	Time of the Presentation: 16:00 -17:00 on Wednesday, 22 April 2020
•	Way of Presentation: Online Presentation
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Investors can raise their concerns to the Company through fax or e-mail before 17:00 on 20 April and the Company will answer the selected questions of common concern on the annual results and dividend distribution during the Presentation.

I.	Type of the Presentation

China Southern Airlines Company Limited (hereinafter referred to as the “Company”) proposes to convene an investor presentation (hereinafter referred to as the “Presentation”) regarding the annual results and dividend distribution on 22 April 2020 to explain certain matters relating to the annual results and dividend distribution proposal of the Company for the year of 2019.

II.	Time and Venue of the Presentation

The Presentation will be held at 16:00 -17:00 on Wednesday, 22 April 2020 in the form of online presentation.

III.	Participants

Mr. Xiao Li Xin, Executive Vice President, Chief Accountant and Chief Financial Officer, Mr. Xie Bing, Company Secretary and etc. will attend the Presentation to explain certain matters relating to the annual results and dividend distribution proposal of the Company for the year of 2019 and answer relevant questions.

IV.	Investors’ Participation

1. Investors can raise their concerns to the Company through fax or e-mail before 17:00 on 20 April and the Company will answer the selected questions of common concern on the annual results and dividend distribution during the Presentation.

2. Investors can participate in the Presentation directly at the website of http://roadshow.sseinfo.com at 16:00 - 17:00 on 22 April through the internet.

V.	Contact Person and Consult Methods

Contact person: Mr. Deng

Tel: (8620) 86114989

Fax: (8620) 86659040

E-mail: ir@csair.com

The Board of Directors of

China Southern Airlines Company Limited

14 April 2020

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